SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 10 to)*

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

* Constituting the final amendment to Schedule TO

CALCULATION OF FILING FEE

Transaction Valuation(1) $161,249,195.24	Amount of Filing Fee(1)(2) $13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-1l(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073 OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields £102,069,372.86, converted at the exchange rate on February 27, 2003, of £l=$l.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: ___________________

Form or Registration No.: ___________________	Date Field: ____________________

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [X] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

SIGNATURES
INDEX TO EXHIBITS
PRESS RELEASE

     This Amendment No. 10, the final amendment, amends the Tender Offer Statement on Schedule TO initially filed on March 3, 2003 (as previously amended, the “Schedule TO”), by Celltech Group plc, a company organized under the laws of England and Wales (the “Offeror”), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”), by supplementing the response to Item 11.

     On July 18, 2003, the Offeror issued a press release related to the third-party tender offer by the Offeror. A copy of the press release is attached hereto as Exhibit (20)(a).

     The item numbers and responses thereto below are in accordance with the requirements of the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following information after the final paragraph:

     The Subsequent Offer Period expired on June 4, 2003.

     In the Offer, including the Subsequent Offer Period, the Offeror acquired an aggregate of 25,756,158 OGS Shares and 525,973 OGS ADSs for an aggregate purchase price of approximately £47.8 million. The securities accepted for payment represent approximately 47% of the outstanding OGS Shares (including OGS Shares represented by OGS ADSs). In addition, the Offeror has previously purchased 28,770,444 OGS Shares representing approximately 51% of the outstanding OGS Shares.

     On July 18, 2003, pursuant to the compulsory acquisition procedure under Section 429 of the U.K. Companies Act, the Offeror acquired all remaining OGS Shares and OGS ADSs and has completed its acquisition of OGS.

     OGS’s deposit agreement with the Bank of New York as depositary for the OGS ADS program with respect to the OGS ADSs will be terminated.

ITEM 12. EXHIBITS

EXHIBIT
NUMBER	DOCUMENT

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(18) (a)	Press release related to the third party tender offer by the Offeror dated June 4, 2003.

*(19) (a)	Letter to holders of OGS Shares who have not yet accepted the Offer dated June 4, 2003.

(20) (a)	Press release related to the third party tender offer by the Offeror dated July 18, 2003.

*	Previously filed.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ Peter Allen Peter Allen Chief Financial Officer

Dated July 22, 2003

INDEX TO EXHIBITS

Exhibit Index	Document

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in the Wall Street Journal dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(18) (a)	Press release related to the third party tender offer by the Offeror dated June 4, 2003.

*(19) (a)	Letter to holders of OGS Shares who have not yet accepted the Offer dated June 4, 2003.

(20) (a)	Press release related to the third party tender offer by the Offeror dated July 18, 2003.

*Previously filed.